Exhibit 99.1

ARB IOT Group Limited Announces Entry Into a Memorandum of Understanding to Set-Up AI Data Centre Experimental Laboratory in the Region

Kuala Lumpur, Malaysia, Feb. 27, 2025 (GLOBE NEWSWIRE) -- ARB IOT Group Limited (“ARB IOT” or the “Company”) (NASDAQ: ARBB) has, through its indirect wholly owned subsidiary, ARB IOT Group Sdn Bhd, signed a Memorandum of Understanding (“MOU”) to set up an AI data centre experimental laboratory, a state-of-the-art facility designed for advanced research and AI application development. This initiative is in partnership with a UKM startup (the “UKM Startup”) affiliated with the Institute of Visual Informatics of Universiti Kebangsaan Malaysia, a leading research university in Malaysia (“IVI-UKM”), and Gajah Kapitalan Sdn Bhd (“GKSB”).

The AI data centre experimental laboratory facility aims to create a dedicated environment for advancing AI research, AI application development, testing and deployment. It provides state-of-the-art infrastructure and resources to foster innovation, collaboration and skill building in AI technologies. The AI data centre experimental lab will boast AI servers of ARB 222 and ARB 333 series and will be located at IVI, UKM, Malaysia.

The ARB-222 and ARB-333 series are high-performance rackmount servers designed for AI, deep learning, and enterprise computing. These AI servers are optimized for AI inference and data processing while also excelling in fine-tuning AI training and handling large-scale simulations. Built for reliability and scalability, these servers offer greater energy efficiency compared to other AI products available in the market.

This initiative aligns with the Malaysian government’s initiatives to strengthen AI capabilities at the regional and national level and to encourage and nurture more data scientists and engineers to participate in the robust AI development and data science community.

This MOU represents a strong commitment to robust collaboration in exchanging knowledge and expertise in the AI industry.  Under the MOU, the Company will be responsible for the architecture and design of the laboratory facility.

Bridging the gap between research and practical applications, this initiative brings together the academia and industry partners to fast-track the adoption of innovative and sustainable AI server solutions. These collaborative efforts will set new sustainability standards for AI data centre operations in the region. This is a significant milestone to drive innovation and deliver value to the customers, partners and the nation.

By having an AI data centre experimental lab with the AI servers of ARB 222 and ARB 333 series in the region, the Company is well positioned to capture a significant growth portion of AI-driven economy in the future.

This MOU marks a significant milestone in the Company’s growth, leveraging combined expertise in AI computing technology and promoting sustainable advanced AI server solutions to accelerate the AI revolution in the region.

Dato’ Sri Liew Kok Leong (“Larry”), CEO of ARB IOT, said, “the AI data centre experimental laboratory brings together academia and industry partners to drive innovation in AI technologies and improve the sustainability of AI application in the region. Such industry R&D platform will accelerate the translation and commercialisation of research, and we anticipate that the lab will actively contribute to the ongoing AI-driven growth and innovation.”

Larry also expressed that the AI servers of ARB 222 and ARB 333 series will serve as the AI data centre hardware platform to support technological growth and create a vibrant ecosystem for AI research, development and deployment. Besides, the lab will also be used for exhibiting AI applications to showcase AI capabilities and present the latest advancements in AI technology. The AI servers of ARB 222 and ARB 333 series offer cost-effective options to customers by optimising resources, reducing operational costs, and improving efficiency. These AI servers offer a balanced, cost-effective and flexible solution ideal for data centres, offering an alternative to the H100/200 solutions currently available in the market.

Muhammad Badrun Almuhaimin Bin Baharon, Director of GKSB said, “we will be responsible for the operations of AI data centre,  operating AI servers of ARB 222 and ARB 333 series, and developing new market segments in AI industry in this region. To complement the development in the AI industry, we will also be offering the leasing services of data centre AI computing power in Malaysia. The set-up of this AI data centre experimental lab boosts our confidence in funding the set-up of AI data centres in Malaysia.”

Associate Professor Dr. Rabiah Abdul Kadir, the director of IVI-UKM and the chairman of the UKM Startup emphasised that this AI Data Centre experimental lab can significantly elevate AI research and development to next level by developing efficient AI models with lower energy consumption and better performance. It is expected to play a crucial role in nurturing and incubating talents in the AI industry. By having the cost-effective and flexible solution from ARB 222 and ARB 333 series, she was excited that IVI-UKM will be the technology partner to initiate the AI research and development with the Company.

About the UKM Startup and IVI-UKM

The UKM Startup is affiliated with the IVI-UKM, a research institute under UKM, established to advance the field of visual informatics. IVI-UKM was established with objectives to integrate multidisciplinary areas encompassing areas such as artificial intelligence, virtual reality, haptic computation, computer vision, data analytics and visualization, simulation, and image processing. The UKM Startup is committed to offering AI training programs to enables machine to learn from experience, adapt to new data, and automate tasks in a wide range of field, and integrating AI analytics dashboards into business intelligence platforms.

About GKSB

GKSB is dedicated to empowering Malaysian businesses through technological innovation, focusing on delivering advanced computing systems for enterprises, research institutions and developers.

About ARB IOT Group Limited

ARB IOT Group Limited is a provider of complete solutions to clients for the integration of Internet of Things (“IoT”) systems and devices from designing to project deployment. We offer a wide range of IoT systems as well as provide customers a substantial range of services such as system integration and system support service. We deliver holistic solutions with full turnkey deployment from designing, installation, testing, pre-commissioning, and commissioning of various IoT systems and devices as well as integration of automated systems, including installation of wire and wireless and mechatronic works.

Safe Harbor Statement

This press release contains “forward-looking statements” that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, such as statements regarding our estimated future results of operations and financial position, our strategy and plans, and our objectives or goals, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Our actual results may differ materially or perhaps significantly from those discussed herein, or implied by, these forward-looking statements. There are a significant number of factors that could cause actual results to differ materially from statements made in this press release, including, but not limited to, those that we discussed or referred to in the Company’s disclosure documents filed with the U.S. Securities and Exchange Commission (the “SEC”) available on the SEC’s website at www.sec.gov, including the Company’s Annual Report on Form 20-F as well as in our other reports filed or furnished from time to time with the SEC. The forward-looking statements included in this press release are made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking statements, other than as required by applicable law.

For further information, please contact:

ARB IOT Group Limited
Investor Relations Department
Email: contact@arbiotgroup.com